# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Live Oak Bancshares, Inc., CIK 0001462120
CUSIP: 53803X105
Title of class of securities: Voting Common Stock, no par value per share
Address of issuer's principal executive offices: 1741Tiburon Drive, Wilmington, North Carolina (NC), 28403
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001036743

## Reporting persons
- MAHAN JAMES S III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,195,011; shared voting power 3,424,671; sole dispositive power 3,195,011; shared dispositive power 3,424,671; aggregate amount beneficially owned 6,619,682 (14.4% of the class)
  Comment: (1) Sole Voting Power and Sole Dispositive Power includes 3,067,844 shares held by the James S. Mahan III Revocable Trust and 127,167 shares held by the 2021 Peggy Mahan Family Trust, over which Mr. Mahan has sole investment and voting power.
  
  (2) Shared Voting Power and Shared Dispositive Power includes 3,032,547 shares held by the Marguerite D. Mahan Revocable Trust and 127,167 shares held by the 2021 Chip Mahan Family and Charitable Trust. Marguerite D. Mahan is the spouse of James S. Mahan III. By virtue of his relationship with Marguerite D. Mahan, Mr. Mahan may be deemed to share beneficial ownership of the shares owned by Mrs. Mahan's revocable trust and his family and charitable trust. Also includes 124,807 shares held by Salt Water Fund, a nonprofit corporation for which Mr. Mahan serves as director and officer, and 140,150 shares held by Peapod II, LLC.
  
  (3) Percent of Class Represented by Amount in Row (9) is based on 45,857,617 shares of Voting Common Stock outstanding as of November 14, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2025.
- Marguerite D. Mahan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,159,714; shared voting power 3,459,968; sole dispositive power 3,159,714; shared dispositive power 3,459,968; aggregate amount beneficially owned 6,619,682 (14.4% of the class)
  Comment: (4) Sole Voting Power and Sole Dispositive Power includes 3,032,547 shares held by the Marguerite D. Mahan Revocable Trust and 127,167 shares held by the 2021 Chip Mahan Family and Charitable Trust, over which Mrs. Mahan has sole investment and voting power.
  
  (5) Shared Voting Power and Shared Dispositive Power includes 3,067,844 shares held by the James S. Mahan III Revocable Trust and 127,167 shares held by the 2021 Peggy Mahan Family Trust. James S. Mahan III is the spouse of Marguerite D. Mahan. By virtue of her relationship with James S. Mahan III, Mrs. Mahan may be deemed to share beneficial ownership of the shares owned by Mr. Mahan's revocable trust and her family trust. Also includes 124,807 shares held by Salt Water Fund, a nonprofit corporation for which Mrs. Mahan serves as a director and officer, and 140,150 shares held by Peapod II, LLC.
- James S. Mahan III Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 3,067,844; shared voting power 0; sole dispositive power 3,067,844; shared dispositive power 0; aggregate amount beneficially owned 3,067,844 (6.7% of the class)
  Comment: Percent of Class Represented by amount in Row (9) is based on 45,857,617 shares of Voting Common Stock outstanding as of November 14, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2025.
- Marguerite D. Mahan Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 3,032,547; shared voting power 0; sole dispositive power 3,032,547; shared dispositive power 0; aggregate amount beneficially owned 3,032,547 (6.6% of the class)
  Comment: Percent of Class Represented by amount in Row (9) is based on 45,857,617 shares of Voting Common Stock outstanding as of November 14, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2025.

## Item 1. Issuer
Name of issuer: Live Oak Bancshares, Inc.
Address of issuer's principal executive offices: 1741Tiburon Drive, Wilmington, NC, 28403

## Item 2. Person Filing
Name of person filing: This Amendment No. 8 to Schedule 13G is being filed jointly by James S. Mahan III, Marguerite D. Mahan, the James S. Mahan III Revocable Trust, and the Marguerite D. Mahan Revocable Trust. The reporting persons have entered into a Joint Filing Agreement, a copy of which was filed with the original Schedule 13G as Exhibit 99.1 thereto, pursuant to which the reporting persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Address of principal business office or, if none, residence:
c/o Live Oak Bancshares, Inc.
1741 Tiburon Drive
Wilmington, NC 28403
Citizenship: James S. Mahan III and Marguerite D. Mahan are each United States citizens. The James S. Mahan III Revocable Trust is sitused in the state of North Carolina, United States. The Marguerite D. Mahan Revocable Trust is sitused in the state of North Carolina, United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
James S. Mahan III 6,619,682
Marguerite D. Mahan 6,619,682
James S. Mahan III Revocable Trust 3,067,844
Marguerite D. Mahan Revocable Trust 3,032,547
Percent of class:
James S. Mahan III 14.4%
Marguerite D. Mahan 14.4%
James S. Mahan III Revocable Trust 6.7%
Marguerite D. Mahan Revocable Trust 6.6%
Sole power to vote or to direct the vote:
James S. Mahan III 3,195,011
Marguerite D. Mahan 3,159,714
James S. Mahan III Revocable Trust 3,067,844
Marguerite D. Mahan Revocable Trust 3,032,547
Shared power to vote or to direct the vote:
James S. Mahan III 3,424,671
Marguerite D. Mahan 3,459,968
James S. Mahan III Revocable Trust 0
Marguerite D. Mahan Revocable Trust 0
Sole power to dispose or to direct the disposition:
James S. Mahan III 3,195,011
Marguerite D. Mahan 3,159,714
James S. Mahan III Revocable Trust 3,067,844
Marguerite D. Mahan Revocable Trust 3,032,547
Shared power to dispose or to direct the disposition:
James S. Mahan III 3,424,671
Marguerite D. Mahan 3,459,968
James S. Mahan III Revocable Trust 0
Marguerite D. Mahan Revocable Trust 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Please see previously filed Exhibit 99.1 for 13d-1(k) agreement.

## Signatures
- MAHAN JAMES S III: MAHAN JAMES S III, James S. Mahan, III Chairman & Chief Executive Officer (02/05/2026)
- Marguerite D. Mahan: Marguerite D. Mahan, Marguerite D. Mahan (02/05/2026)
- James S. Mahan III Revocable Trust: James S. Mahan III, James S. Mahan III, Trustee (02/05/2026)
- Marguerite D. Mahan Revocable Trust: Marguerite D. Mahan Revocable Trust, Marguerite D. Mahan, Trustee (02/05/2026)